SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

September 16, 2005 TSX VENTURE: SBX

Sea Breeze Pacific RTS to propose Vancouver Island Power Link

Sea Breeze Pacific Regional Transmission System, Inc., (“Sea Breeze Pacific RTS”) is preparing a proposal to the BC Utilities Commission for construction of a new electrical power cable link to Vancouver Island. The link would use proven and reliable technology developed by ABB Inc., one of the world’s largest electrical manufacturing and engineering companies

“Sea Breeze Pacific RTS is proposing the construction of a 550 megawatt High Voltage Direct Current (“HVDC”) Light® submarine electricity transmission cable to connect the Lower Mainland to Vancouver Island,” said Remy Quinter, spokesperson for Sea Breeze Pacific RTS.

Initial financing for the project is being provided by Energy Investors Funds, a major North American investor of private equity in independent power generation and transmission projects.

Quinter said the Sea Breeze Pacific RTS team examined the feasibility of using the same route as the existing aging power line, and decided that the renewal of the Vancouver Island link required a “start from scratch” approach in order to design a new route that optimizes engineering capabilities and minimizes environmental and community impacts.

“We believe we have a plan that accommodates the requirement to establish reliable transmission of power to Vancouver Island while reducing potential impacts on local residents and the environment.”

The project calls for a buried cable running from a converter station near the existing Ingledow Substation in Surrey via roadways and existing utility rights-of-way to Semiahmoo Bay. From there the line would be laid underwater, buried where necessary, and would run south of Saturna, Pender, and Saltspring Islands. On Vancouver Island the line would come ashore at Saanich Peninsula and be buried in existing roads and utility rights-of-way to Pike Substation in View Royal.

Quinter listed some of the strengths of the Sea Breeze Pacific RTS proposal:

•	It would employ environmentally friendly HVDC Light® technology;

•	The technology provides a host of short-term and long-term system benefits;

•	Since the cable is buried, it is not visible, and following established developed areas and rights of way considerably reduces environmental impacts.

HVDC Light® is state-of-the-art technology that provides a number of benefits. Unlike alternating current, or AC, technology, HVDC Light® cables do not emit fluctuating electromagnetic fields and are not liquid-cooled, which eliminates the risk of leaks or spills of the coolant.

The cables have minimal environmental impact at the time of burial, and no long-term environmental effects.

Sea Breeze Pacific Regional Transmission System, Inc. is a joint venture between Sea Breeze Power Corp., a Vancouver-based renewable energy developer, and Boundless Energy, LLC, a transmission and utility engineering company based in York Harbor, Maine.

Sea Breeze Power Corp. is a publicly traded company listed on the Toronto Venture Exchange (TSX: SBX). It is a developer of renewable energy projects in Canada, with 450 MW of wind energy permitted on Vancouver Island and 25 MW of run-of-river hydro in the permitting phase on the mainland. It also has land leases throughout British Columbia that could support in excess of 2,000 MW of additional wind generation.

Boundless Energy, LLC is a privately held company whose primary business is the development of energy projects. It is the initial developer of a 560 MW CCGT project in Westbrook, Maine and is the originator and one of five owners of Neptune Regional Transmission System, a 660 MW submarine HVDC link presently under construction between New Jersey and Long Island.

The application will propose that the Vancouver Island Cable be integrated into the BC grid.
The line would then be managed by the BC Transmission Corporation, a provincially-owned corporation that would operate the line for the benefit of all BC residents.

ON BEHALF OF THE BOARD OF DIRECTORS,

“Paul B. Manson”

Paul B. Manson, President

For investor information please contact Mr. Paul B. Manson

Email: investor@SeaBreezePower.com Toll Free: 1-866-387-1240 ext.225

Voice: 604-689-2991 ext.225

Fax: 604-689-2990

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